Exhibit 3.1

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

TELOMIR PHARMACEUTICALS, INC.

(Pursuant to Sections 607.1007 and 607.1003

of the Florida Business Corporation Act)

Telomir Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the provisions of the Florida Business Corporation Act (the “FBCA”),

DOES HEREBY CERTIFY:

1. That this Corporation is named Telomir Pharmaceuticals, Inc. (the “Corporation”) and was originally incorporated in the State of Florida on August 26, 2021, as amended by the Amended and Restated Articles of Incorporation filed with the State of Florida on October 10, 2022, and that these Second Amended and Restated Articles of Incorporation shall amend, restate and supersede in their entirety any and all prior Amended and Restated Articles of Incorporation, Articles of Incorporation, and any Articles of Amendment or Certificates of Designation thereto, filed with the State of Florida from the date of the Corporation’s original incorporation through the date hereof.

2. That these Second Amended and Restated Articles of Incorporation have been approved by the Board of Directors and shareholders of the Corporation in the manner and by the vote required by the FBCA. These Second Amended and Restated Articles of Incorporation contain amendments that require shareholder approval. These Second Amended and Restated Articles of Incorporation were approved by the shareholders pursuant to a written consent in lieu of a meeting dated December 8, 2023, and the votes cast for the amendments by the shareholders were sufficient for approval.

That the existing Amended and Restated Articles of Incorporation of this Corporation have been further amended and restated in their entirety to read as follows:

First: The name of this corporation is Telomir Pharmaceuticals, Inc. (the “Corporation”).

Second: The address of the principal office of the Corporation is 855 N Wolfe Street, Suite 601, Baltimore, Maryland 21205. The mailing address of the Corporation is 900 West Platt Street Suite #200, Tampa, Florida 33606. The address of the Corporation’s registered office is 900 West Platt Street, Suite #200, in the City of Tampa, County of Hillsborough 33606. The name of the registered agent at such address is James A McNulty.

Third: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Florida Business Corporation Act (the “FBCA”).

Fourth: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) Three Hundred Million (300,000,000) shares of Common Stock, no par value (“Common Stock”), and (ii) One Hundred Million (100,000,000) shares of Preferred Stock, no par value (“Preferred Stock”).

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Effective immediately upon the Effective Time (as defined below), each 2.05 shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall automatically and without any further action by any shareholder or the Corporation be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Rather, fractional shares created as a result of the Reverse Stock Split shall be rounded up to the next largest whole number, such that, in lieu of fractional shares, each shareholder who otherwise would be entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split shall instead be entitled to receive one (1) share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. Dividends and Distributions. Subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, the Board of Directors of the Corporation may, in its sole discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board of Directors, declare and pay dividends or other distributions on the Common Stock.

2. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after there shall have been paid to or set aside for the holders of Preferred Stock the full preferential amounts, if any, to which they are entitled, the holders of outstanding shares of Common Stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining net assets of the Corporation available for distribution.

3. Voting Rights. Except as otherwise provided by the FBCA, and except as may be determined by the Board of Directors with respect to Preferred Stock pursuant to Section B of this Article Fourth, only the holders of Common Stock shall be entitled to vote for the election of directors of the Corporation and for all other corporate purposes. Upon any such vote the holders of Common Stock shall, except as otherwise provided by law, be entitled to one vote for each share of Common Stock held by them respectively. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 607.1004 of the FBCA.

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B. PREFERRED STOCK

1. Series and Variations Between Series. Pursuant to Section 607.0602 of the FBCA, the Board of Directors of the Corporation is hereby expressly authorized, without the approval of the shareholders of the Corporation, to (a) provide for the classification and reclassification of any unissued shares of Preferred Stock and determine the preferences, limitations, and relative rights thereof and (b) issue Preferred Stock in one or more series, all within the limitations set forth in Section 607.0601 of the FBCA. The authority of the Board of Directors of the Corporation with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(1) the number of shares constituting such series and the distinctive designation of that series;

(2) the dividend rate, if any, on the shares of such series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3) whether such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(4) whether such series shall have conversion privileges and, if so, the terms and conditions of conversion, including provision for adjustment of the conversion rate upon such events as the Board of Directors shall determine;

(5) whether or not the shares of such series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(6) whether such series shall have a sinking fund for the redemption or purchase of shares of the series, and, if so, the terms and amount of such sinking fund;

(7) the rights of the shares of such series in the event of voluntary or involuntary dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(8) any other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series.

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C. NO PREEMPTIVE RIGHTS

No holder of shares of any class of capital stock of the Corporation shall have any preferential or preemptive right to subscribe to or acquire (1) unissued or treasury shares of the Corporation of any class, (2) securities of the Corporation convertible into or carrying a right to acquire or subscribe to shares of any class or (3) any other obligations, warrants, rights to subscribe to shares or other securities of the Corporation of any class, in each case whether now or hereafter authorized.

Fifth: Subject to any additional vote required by these Second Amended and Restated Articles of Incorporation or the bylaws of the Corporation as then in effect (the “Bylaws”), in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

Sixth: Each director will serve until the next annual meeting at which such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.

Subject to any additional vote required by these Second Amended and Restated Articles of Incorporation, the number of the directors, the staggering terms of the directors and the classification of the Board of Directors shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

Seventh: Any director may be removed from office, but only for Cause (as defined below) by the affirmative vote of holders of at least a majority of the voting power of the then outstanding shares of stock entitled to vote for the election of directors (or, if a director is elected by a voting group of shareholders, at least a majority of the voting power of the then outstanding shares of stock of the voting group of shareholders that elected the director to be removed). As used herein, “Cause” shall exist only if the director whose removal is proposed (1) has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or (2) has been adjudged by a court of competent jurisdiction to be liable for willful misconduct in the performance of his or her duties to the Corporation in a matter which has a material adverse effect on the business of the Corporation and such adjudication is no longer subject to direct appeal.

Eighth: Any vacancy occurring in the Board of Directors, including a vacancy created by the removal of a director or an increase in the number of directors, shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the Board of Directors; provided, however, that if the vacant office was held by a director elected by a voting group of shareholders, only the remaining directors elected by that voting group shall fill the vacancy. A director elected by directors to fill a vacant office pursuant to this Article Eighth shall be deemed to be a director elected by the same voting group of shareholders that elected the director(s) who voted to fill the vacancy. Any director elected pursuant to this Article Eighth shall serve until the next meeting of the shareholders at which directors are elected or, if then permitted by the FBCA, the next election of the class for which such director shall have been chosen, and until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.

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Ninth: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Tenth: Meetings of shareholders may be held within or without the State of Florida, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Florida at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Eleventh: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the FBCA or any other law of the State of Florida is amended after approval by the shareholders of this Article Eleventh to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the FBCA as so amended.

Any repeal or modification of the foregoing provisions of this Article Eleventh by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

Twelfth: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which FBCA permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise provided by the FBCA.

Any amendment, repeal or modification of the foregoing provisions of this Article Twelfth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

Thirteenth: Notwithstanding any other provision of these Second Amended and Restated Articles of Incorporation or any provision in the Bylaws of the Corporation: (1) any provisions in these Second Amended and Restated Articles of Incorporation that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under the voting requirement then in effect; and (2) any provisions in the Bylaws of the Corporation that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under the voting requirement then in effect.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with the FBCA.

4. That these Second Amended and Restated Articles of Incorporation, which restate and integrate and further amend the provisions of this Corporation’s prior Second Amended and Restated Articles of Incorporation, has been duly adopted in accordance with the FBCA.

5. That these Second Amended and Restated Articles of Incorporation shall be effective as of 11:59 pm, Eastern Time, on December 11, 2023 (the “Effective Time”).

[Signature Page Follows]

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IN WITNESS WHEREOF, these Second Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of this Corporation on this 11th day of December, 2023.

By:	/s/ Nathen Fuentes
Name:	Nathen Fuentes
Its:	Chief Financial Officer